UNITED STATES SECURITIES
                             AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                      NATIONAL HEALTHCARE TECHNOLOGY, INC.
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                 (Name of Small Business Issuer in Its Charter)

                                    001-28911
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                            (Commission File Number)

             Colorado                             91-1869677
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 (State or other jurisdiction of        (IRS Employer Identification Number)
  Incorporation of organization)


                          20700 Ventura Boulevard, #227
                        Woodland Hills, California 91364
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                    (Address of Principal Executive Offices)

                                 (818) 277-9494
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                (Issuer's Telephone Number, Including Area Code)

                      NATIONAL HEALTHCARE TECHNOLOGY, INC.
                              INFORMATION STATEMENT
                         PURSUANT TO SECTION 14F OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            AND RULE 14F-1 THEREUNDER

NATIONAL HEALTHCARE TECHNOLOGY, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT, AND NO VOTE OR OTHER ACTION BY NATIONAL HEALTHCARE TECHNOLOGY, INC.'S SHAREHOLDERS IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

         This Information Statement is being furnished to the holders of record on June 30, 2005, of the outstanding shares of common stock, $.001 par value ("Common Stock"), of National Healthcare Technology, Inc., a Colorado corporation (the "Company"), in connection with the possible designation by Special Stone Surfaces, Es3 Inc., a Nevada corporation ("Es3"), of at least a majority of the members of the board of directors of the Company, pursuant to the terms of a Exchange Agreement, dated June 30, 2005 (the "Exchange Agreement"), by and among the Company, Es3 and certain stockholders of each. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company's shareholders.

         The Exchange Agreement provides that the Company shall take all necessary action to appoint the individuals designated by Es3 to serve as the directors of the Company, such designation to be effective upon the consummation of the Exchange (as defined below). The Exchange Agreement also provides that the Company will, to the extent permitted by applicable law, secure the resignation of, or remove, the existing directors so as to enable the Es3 designees to be appointed to the Board of Directors.

         This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information contained in this Information Statement concerning Es3, the Es3 designees and the principal stockholders of Es3 has been furnished to the Company by Es3, and the Company assumes no responsibility for the accuracy or completeness of any such information.

                          Change in Control Transaction

            On June 30, 2005, the Company entered into the Exchange Agreement, pursuant to which the Company has agreed to (i) acquire between 80% and 100% of the outstanding capital stock of Es3 in exchange for Company's issuance to Es3 Stockholders of up to 18,108,750 shares of Common Stock (the "Exchange"), (ii) issue to Crown Partners, Inc., a Nevada corporation and the Company's largest shareholder ("Crown Partners"), 905,438 shares of Common Stock, and (iii) issue to two unaffiliated consultants of the Company 400,000 shares of Common Stock In connection with the Exchange Es3 has also agreed to pay to Crown Partners $200,000, with a further agreement to pay an additional $300,000 within 90 days of the Closing.



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


            Currently, the Company has 78,571 shares of Common Stock outstanding. Immediately following the Closing, the Company will have 19,492,759 shares outstanding, assuming that 100% of the outstanding capital stock of Es3 is exchanged. Es3 Stockholders will own approximately 92.9% of the issued and outstanding shares of the Common Stock, and the existing stockholders of the Company Crown Partners and the Consultants will own approximately 7.1% of the issued and outstanding shares of Common Stock.

         The consummation of the Exchange is contingent upon several factors, including but not limited to (i) the receipt by the parties to the Exchange Agreement of all necessary board, shareholder, manager and member approvals, as applicable, and third party consents; and (ii) the completion of due diligence investigations by Es3 of the Company's business, operations, financial condition and prospects to the sole satisfaction of Es3.

                                Voting Securities

         The Company's Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's stockholders. Each share of Common Stock entitles the holder thereof to one (1) vote. As of June 15, 2005, there were 78,571 shares of the Company's Common Stock were outstanding.

                    Board of Directors and Executive Officers

         Directors are elected at the annual meeting of shareholders or by unanimous written consent of the shareholders, and each director holds office until his successor is appointed or he resigns, unless sooner removed. During the fiscal year ended September 30, 2004, the Board of Directors held no meetings. Because of its status as a shell corporation, the Company has limited operations to audit, and pays no executive compensation. Accordingly, the Company currently has no standing audit, nominating or compensation committees of the Board of Directors. The Company anticipates that audit and compensation committees will be established following the closing of the Exchange.

         The Company's Board of Directors currently consists of Charles Smith, Dr. Sadegh Salmassi and Steve Onoue. Mr. Smith is also the sole executive officer of the Company. Stockholders may communicate with any of the Company's Directors, by submitting written correspondence to the Company's executive offices. The following sets forth certain information concerning Mr. Smith's experience and background.

         Mr. Smith graduated from Boston University, Boston, Massachusetts in 1979 and since that time has been a Certified Public Accountant involved in all phases of business, including the audit of companies and tax matters. He is a consultant to various companies ranging from an art distribution company to a junior resource company which is developing a gold property in Mexico. Mr. Smith has significant experience in accounting and securities matters.

         Mr. Smith's business affiliations during the last five years are as follows: Chairman of Dynacap Group, Ltd., a consulting and management firm from 1992 to the present; a sole practitioner as a certified public accountant from 1983 to the present; sole officer and director of MC Cambridge, Inc., a financial consulting firm from 1997 to the present; sole officer and director of Asset Servicing Corp., a leasing company, from 1998 to the present; and chief financial officer of Electrical Generation Technology Corp. from 2000 to the present.


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


         Mr. Smith is presently CEO, CFO and director of Crown Partners, Inc. and CFO and director of Micro Bio-Medical Waste Systems, Inc., companies which trade on the OTC Electronic Bulletin Board under the symbols "CRWP" and "MBWS". Crown Partners, Inc. is a stockholder of the Company.

                        Director and Officer Compensation

         During fiscal 2004 and through the date of this Schedule, none of the Company's officers or directors has been paid any compensation. The determination of whether to pay compensation to the Company's officers and directors is made from time to time by the Company's Board of Directors. The Company's officers and directors are reimbursed for any out-of-pocket expenses incurred on the Company's behalf.

                                  Es3 Designees

         The Exchange Agreement provides that, effective upon the consummation of the Exchange, the Company shall take all actions as are necessary to cause certain designees of Es3 to be appointed or elected to its Board of Directors, and that the existing directors of the board will resign.

         Es3 has informed the Company that it will select Ross Lyndon James, Brian Harcourt and William Courtney as the Es3 designees, and that each has consented to serve as a director of the Company upon appointment. Es3 has advised the Company that, to its knowledge, neither Mr. Lyndon James, Mr. Harcourt, Mr. Courtney nor any of any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, and no such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission other than with respect to the transactions between Es3 and the Company that have been described herein. In addition, Es3 has advised the Company that, to its knowledge, none of Mr. Lyndon James, Mr. Harcourt or Mr. Courtney is currently a director of, and does not hold any position with, the Company, nor do any of them have a familial relationship with any director or executive officer of the Company. Biographical information for each of the Es3 designees is set forth below.

         Ross Lyndon James, age 58, has been a Chairman and the Chief Executive Officer of Es3 since its inception in March 2005. From 2002 to the present, Mr. Lyndon James has served as the Chairman and Chief Executive Officer of Aronite Industries, Inc. a market developer for stone veneers and coatings. From 2001 to the present, Mr. Lyndon James has served as the Chairman of Renergy Pacific Corporation, an entity engaged in the identification and development of renewable energy sources. From 1996 to 2001, Mr. Lyndon James was a director and the Chief Executive Officer of Fitnessage, Inc., a "dot.com" developer and marketer of fitness assessment software. Fitnessage entered into an assignment for the benefit of creditors in 2001. From 1997 to the present, Mr. Lyndon James has been a director and officer of Boston Equities Corporation, a specialist merchant banking organization, and the controlling stockholder of Es3. From 1984 to 1990, Mr. Lyndon James was a founder and Chairman and Chief Executive Officer of Ramtron International Corp., a developer of semiconductor memory chips.



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

         Brian Harcourt, age 59, has been a director of Es3 since its inception in March 2005. From 2002 to the present, Mr. Harcourt has served as a financial advisor to Ocean Power Technologies, Inc. (LSE: OPT.L), a U.K. based renewable energy company. From 2001 to the present, Mr. Harcourt has served as the Vice Chairman of Renergy Pacific Corporation, an entity engaged in the identification and development of renewable energy sources. In 2004, Renergy Pacific Corporation was acquired by ReEnergy Group PLC, a U.K. entity engaged in the renewable energy business. Mr. Harcourt has served as Deputy Chairman and Executive Director of ReEnergy Group PLC from 2004 to the present. From 1997 to 2001, Mr. Harcourt was the Chairman of Fitnessage, Inc. Fitnessage entered into an assignment for the benefit of creditors in 2001. From 1997 to the present, Mr. Harcourt has been a director and officer of Boston Equities Corporation, a specialist merchant banking organization, and the controlling stockholder of Es3. From 1992 to 1994 Mr. Harcourt was the Executive Director of Concord Resources Group, an international finance and resources group. From 1984 to 1991, Mr. Harcourt was a founder and Chairman and Chief Executive Officer of Ramtron Holdings, Ltd., an Australian developer of semiconductor memory chips, which merged into Ramtron International, Inc. in 1992. Ramtron International, Inc. listed its shares of Nasdaq (Nasdaq NM:RMTR) in 1992, and Mr. Harcourt served as a director of Ramtron International, Inc. from 2002 to 2004.

         William D. Courtney, age 62, has been a director and Senior Vice President of Es3 since its inception in March 2005. Mr. Courtney has extensive experience in the development of waterproofing membranes and polymeric coatings. From 2002 to 2005 Mr. Courtney was the President of Aronite Industries, Inc., a market developer for stone veneers and coatings. From 1993 to 2005, Mr. Courtney was an Executive Director and Founder of Chemical Developments Pty Ltd., a developer of coatings based in Australia.

              Certain Relationships and Related-Party Transactions

         The Company shares office space with its attorney and with a shareholder of the Company, both of whom have loaned the Company money to funds its operations for the past four years. The amounts outstanding under the loans have not exceeded $60,000 at any time. The Company is obligated to pay $1,500 per month in rent which it has been unable to pay during the past several years.



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

               Beneficial Ownership of the Company's Common Stock

         The following table sets forth, as of June 15, 2005, information with respect to the securities holdings of all persons which the Company, pursuant to filings with the Securities and Exchange Commission ("SEC") and the Company's stock transfer records, has reason to believe may be deemed the beneficial owner of more than five percent (5%) of the Common Stock. The following table also sets forth, as of such date, the beneficial ownership of the Common Stock by all officers and directors, individually and as a group.

                                                                        Amount and Nature
                                                                          of Beneficial             Percentage
Name and Address of Beneficial Owner                                      Ownership (1)            of Class (1)
------------------------------------                                      -------------            ------------
Officers and Directors

Charles Smith
20700 Ventura Blvd.                                                        22,800(2)                  29.02%
Woodland Hills, CA  91364

Sadegh Salmassi
20700 Ventura Blvd.                                                        22,800(2)                  29.02%
Woodland Hills, CA  91364i

Steve Onoue
20700 Ventura Blvd.                                                        22,800(2)                  29.02%
Woodland Hills, CA  91364

All directors and executive officers as a group
(3 persons)                                                                22,800(2)                  29.02%

5% Shareholders

Crown Partners Inc.
20700 Ventura Blvd.                                                         22,800                    29.02%
Woodland Hills, CA 91364

Phoenix Consulting Services, Inc.
20700 Ventura Blvd.                                                         21,300                    27.11%
Woodland Hills, CA  91364

The Estate of Ivan Tiholiz
14860 Roscoe Blvd.                                                          19,500                    18.42%
Van Nuys, CA  91402

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(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations promulgated under the Exchange Act and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of an individual and any other relative who resides in the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or which each person has the right to acquire within sixty (60) days through the exercise of options or otherwise. Beneficial ownership may be disclaimed as to certain of the securities. This table has been prepared based on 78,571 shares of Common Stock outstanding as of June 15, 2005.



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

(2) Includes 22,800 shares held in the name of Crown Partners, Inc. Messrs. Smith, Salmassi and Onoue are officers and directors of Crown Partners, Inc. Each of Messrs. Smith, Salmassi and Onoue disclaim any beneficial interest in the shares held by Crown Partners, Inc.

             Section 16(a) Beneficial Ownership Reporting Compliance

         Section 16(a) of the Exchange Act requires that the Company's officers, directors and persons owning greater than ten percent (10%) of the Common Stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in beneficial ownership of Common Stock. Such Reporting Persons are also required by applicable SEC rules to furnish to the Company copies of all forms filed with the SEC pursuant to Section 16(a) of the Exchange Act. Based solely on its review of the copies of such forms received by it, or written representations from such persons that no other reports were required for such persons, the Company believes that during the fiscal year ended September 30, 2004, all Section 16(a) filing requirements applicable to the Reporting Persons were satisfied in a timely fashion.

                                   Signatures

         Pursuant to the requirements of the Exchange Act, the Company has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

                                    National Healthcare Technology, Inc.


                                    /s/ CHARLES SMITH
                                    -----------------------------------
                                    Charles Smith, CEO

Dated: July 1, 2005


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